

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2025

Eric Guerin
Chief Financial Officer
RB Global, Inc.
Two Westbrook Corporate Center, Suite 500
Westchester, IL 60154

> **Re: RB Global, Inc.**
> **Form 10-K for fiscal year ended December 31, 2024**
> **File No. 001-13425**

Dear Eric Guerin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services